UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDERSECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41394

PRIME NUMBER ACQUISITION I CORP.

(Exact name of registrant as specified in its charter)

1129 Northern Blvd, Suite 404

Manhasset, NY 11030

347-329-1575

(Address, include zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, Right, Warrant, Unit

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Prime Number Acquisition I Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Prime Number Acquisition I Corp.

Date: September 8, 2023	By	/s/ Masataka Matsumura
Name: Masataka Matsumura
Title: Sole Director